September 9, 2005

Room 4561


Jeffrey C. Smith, Esq.
General Counsel
Worldspan, LP and WS Financing Corp.
300 Galleria Parkway, N.W.
Atlanta, Georgia 30339

Re:  	Worldspan, LP and WS Financing Corp.
	Amendment No. 2 to Form S-4
      Filed August 19, 2005
      File No. 333-124508

      Draft responses dated August 19, 2005 regarding comments on Form 10-K Annual Report for the Year Ended December 31, 2004 Filed on March 29, 2005
      Form 10-Q for March 31, 2005
      Filed on May 16, 2005
      File No. 333-109064


Dear Mr. Smith:

      This is to advise you that we have reviewed only those portions of the above amended registration statement and draft responses dated
August 19, 2005 that relate to your signatures, legal opinion and controls and procedures disclosure.

Draft responses regarding Form 10-K, Annual Report for the Year ended
December 31, 2004 and Form 10-Q for the Quarter Ended March 31,
2005
Item 9A. Controls and Procedures

1.	We note your response to prior comment nine from our last
letter
regarding the effectiveness of your disclosure controls and procedures. We further note your subsequent testing and implementation of a monitoring control regarding your information
transfer deficiency.   Based on the lack of management`s review of
year-end accounts prior to December 31, 2004 and the lack of sufficient resources in the finance department, please provide us with management`s bases for its conclusions that your disclosure controls and procedures were effective as of December 31, 2004 and as
of March 31, 2005. Specifically, we note your implementation of remedial measures and testing after December 31, 2004 and March
31,
2005; however, tell us how management was able to conclude that these
deficiencies in the aggregate could not have been material as of those dates.
2.	Regarding prior comment 10 from our last letter, we note that your auditors conveyed reportable conditions to the audit
committee
in a letter dated March 22, 2005.   In order to provide us with
additional background as to management`s conclusions regarding your
disclosure controls and procedures, please tell us management`s
and
the auditors` bases for concluding that these reportable
conditions
were not material weaknesses and that there was a low level risk of
material misstatement. Based on your responses as to the lack of resources in the finance department and the information transfer design errors regarding your invoicing process, it is unclear without
the ability to review these non-billable records, which we
understand
do not exist, how you are able to conclude that these reportable conditions were not material weaknesses.
3.	In connection with your response to prior comment 11 where
you
aggregate individual adjustments to provide the net impact reflective of over and under accruals, please provide us with the gross over and under accruals used to arrive at each expense line item identified in your response.


*  *  *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

      We will consider a written request for acceleration of the effective date of the registration statement, but please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.













      You may contact Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters.  Please contact Neil Miller at (202) 551-3442 or me at
(202)
551-3462 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at
202-551-9210.



								Sincerely,



								Mark P. Shuman
								Branch Chief - Legal



cc:  	G. Daniel O`Donnell, Esq. (via facsimile)
	R. Craig Smith, Esq.
	Dechert LLP
	4000 Bell Atlantic Tower
	1717 Arch Street
	Philadelphia, Pennsylvania 19103
	Telecopier No. (215) 994-2222



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Worldspan, LP
September 9, 2005
Page 1